Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the years ended December 31, 2024 and 2023

MANAGEMENT’S REPORT
Financial Reporting
The accompanying consolidated financial statements and management discussion and analysis ("MD&A") are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit & Finance Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit & Finance Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024. Ernst & Young LLP, the independent registered public accounting firm that audited the accompanying consolidated financial statements has issued its attestation report on the Company’s internal control over financial reporting,

March 7, 2025

/s/ Chris Huskilson	/s/ Darren Myers
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 7, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that is communicated or required to be communicated to the Audit & Finance Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $1.32 billion in regulatory assets and approximately $636.38 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost-of-service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, derivative instruments, pension and other post-employment benefit obligation, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.
Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.
We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and compared that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes, and our report dated March 7, 2025, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2025

Algonquin Power & Utilities Corp.
Consolidated Statements of Operations

	Years ended
(thousands of U.S. dollars, except per share amounts)	December 31
	2024	2023
Revenue
Regulated electricity distribution	$1,276,138	$1,295,497
Regulated natural gas distribution	546,436	621,173
Regulated water reclamation and distribution	406,068	399,052
Non-regulated energy sales	35,328	34,322
Other revenue	55,568	53,880
	2,319,538	2,403,924
Expenses
Operating expenses	879,950	823,914
Regulated electricity purchased	365,718	429,760
Regulated natural gas purchased	183,245	267,122
Regulated water purchased	21,467	19,564
Non-regulated energy purchased	213	530
Other cost of sales	23,686	26,528
Depreciation and amortization	395,687	354,079
Asset impairment charge	—	1,481
Loss on foreign exchange	3,483	13,659
	1,873,449	1,936,637
Operating income	446,089	467,287
Interest expense (note 9)	(363,576)	(308,440)
Income (loss) from long-term investments (note 8)	107,439	(123,244)
Other income (note 7)	27,458	39,309
Other net losses (note 18)	(26,962)	(121,706)
Pension and other post-employment non-service costs (note 10)	(14,097)	(19,885)
Gain on derivative financial instruments (note 23(b)(iv))	829	4,564
	(268,909)	(529,402)
Earnings (loss) before income taxes	177,180	(62,115)
Income tax recovery (expense) from continuing operations (note 17)
Current	(18,199)	(5,864)
Deferred	(168,598)	42,919
	(186,797)	37,055
Earnings (loss) from continuing operations	(9,617)	(25,060)
Loss from discontinued operations, net of tax (note 24(b))	(1,506,276)	(8,245)
Net loss	(1,515,893)	(33,305)
Net effect of non-controlling interest from continuing operations (note 16)	74,920	10,617
Net effect of non-controlling interest from discontinued operations (note 24(b))	60,456	51,362
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,380,517)	$28,674
Series A Shares and Series D Shares dividend (note 15)	10,489	8,356
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(1,391,006)	$20,318
Basic and diluted net earnings (loss) per share from continuing operations (note 19)	$0.07	$(0.03)
Basic and diluted net earnings (loss) per share from discontinued operations (note 19)	$(1.97)	$0.06
Basic and diluted net earnings (loss) per share (note 19)	$(1.90)	$0.03
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income (Loss)

	Years ended
(thousands of U.S. dollars)	December 31
	2024	2023
Net loss	$(1,515,893)	$(33,305)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil (2023 - tax recovery of $6,616), (notes 23(b)(iii) and 23(b)(iv))	34,447	(5,386)
Change in fair value of cash flow hedges, net of tax expense $444 (2023 - tax recovery of $1,885), (note 23(b)(ii))	52,251	59,487
Change in pension and other post-employment benefits, net of tax expense of $3,750 (2023 - tax expense of $1,612) (note 10)	7,010	4,693
OCI, net of tax (note 14)	93,708	58,794

Amounts reclassified from AOCI (note 14 and 24(b))	94,593	—
Comprehensive income (loss)	(1,327,592)	25,489
Comprehensive loss attributable to the non-controlling interests	(130,759)	(60,962)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,196,833)	$86,451
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$34,842	$25,051
Trade and other receivables, net (note 4)	422,571	401,440
Fuel and natural gas in storage	43,719	48,982
Supplies and consumables inventory	179,881	173,424
Regulatory assets (note 7)	194,943	142,970
Prepaid expenses	68,771	65,786
Derivative instruments (note 23)	11,090	5,584
Other assets (note 11)	12,760	15,800
Assets held for sale (note 24)	166,513	187,308
	1,135,090	1,066,345
Property, plant and equipment, net (note 5)	9,450,095	9,126,773
Intangible assets, net (note 6)	69,136	72,464
Goodwill (note 6)	1,312,224	1,324,062
Regulatory assets (note 7)	1,126,116	1,184,713
Long-term investments (note 8)
Investments carried at fair value	2,058	1,054,665
Other long-term investments	65,699	140,097
Derivative instruments (note 23)	97,376	69,206
Deferred income taxes (note 17)	11,218	151,576
Other assets (note 11)	163,622	184,403
Assets held for sale (note 24)	3,529,123	3,999,657
	$16,961,757	$18,373,961

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$164,154	$180,407
Accrued liabilities	503,250	480,694
Dividends payable (note 15)	49,708	74,995
Regulatory liabilities (note 7)	76,744	99,850
Long-term debt (note 9)	491,733	621,856
Other long-term liabilities (note 12)	36,265	79,315
Derivative instruments (note 23)	1,889	20,709
Other liabilities	20,706	7,894
Liabilities associated with assets held for sale (note 24)	152,961	119,460
	1,497,410	1,685,180
Long-term debt (note 9)	6,207,040	6,878,299
Regulatory liabilities (note 7)	559,638	634,446
Deferred income taxes (note 17)	577,173	566,264
Derivative instruments (note 23)	17,534	5,971
Pension and other post-employment benefits obligation (note 10)	73,557	96,496
Other long-term liabilities (note 12)	273,798	310,219
Liabilities associated with assets held for sale (note 24)	1,574,334	1,254,315
	9,283,074	9,746,010
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party (note 16)	—	308,350
Redeemable non-controlling interests (notes 16, 24(a))	5,000	10,013
	5,000	318,363
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	7,391,304	6,229,994
Additional paid-in capital	(19,217)	7,254
Deficit	(2,929,855)	(1,279,696)
Accumulated other comprehensive loss (“AOCI”) (note 14)	81,398	(102,286)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,707,929	5,039,565
Non-controlling interests (notes 16, 24(a))
Non-controlling interests - tax equity partnership units	1,099,334	1,196,720
Other non-controlling interests	369,010	347,338
Non-controlling interest, held by related party	—	40,785
	1,468,344	1,584,843
Total equity	6,176,273	6,624,408
Commitments and contingencies (note 21)
Subsequent events (notes 1(c), 7, 24)
	$16,961,757	$18,373,961
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity

(thousands of U.S. dollars) For the year ended December 31, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
Net loss	—	—	—	(1,380,517)	—	(135,376)	(1,515,893)
Amounts reclassified from AOCI to the consolidated statements of operations (note 24(b))	—	—	—	—	94,593	—	94,593
Effect of redeemable non-controlling interests not included in equity (note 16)	—	—	—	—	—	1,324	1,324
OCI	—	—	—	—	89,091	4,617	93,708
Dividends declared and distributions to non-controlling interests	—	—	—	(270,537)	—	(76,719)	(347,256)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	75,571	75,571
Common shares issued upon public offering, net of tax-effected cost	1,150,000	—	(20,305)	—	—	—	1,129,695
Common shares issued under employee share purchase plan	3,954	—	—	—	—	—	3,954
Share-based compensation	—	—	15,242	—	—	—	15,242
Common shares issued pursuant to share-based awards	7,356	—	(5,784)	895	—	—	2,467
Non-controlling interest assumed on asset acquisition	—	—	(15,624)	—	—	14,084	(1,540)
Balance, December 31, 2024	$7,391,304	$184,299	$(19,217)	$(2,929,855)	$81,398	$1,468,344	$6,176,273

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the year ended December 31, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings (loss)	—	—	—	28,674	—	(61,979)	(33,305)
Effect of redeemable non-controlling interests not included in equity (note 16)	—	—	—	—	—	(24,598)	(24,598)
OCI	—	—	—	—	57,777	1,017	58,794
Dividends declared and distributions to non-controlling interests	—	—	—	(279,634)	—	(54,322)	(333,956)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Common shares issued under employee share purchase plan	5,229	—	—	—	—	—	5,229
Share-based compensation	—	—	13,162	—	—	—	13,162
Common shares issued pursuant to share-based awards	10,329	—	(15,321)	(309)	—	—	(5,301)
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Cash provided by (used in):
Operating activities
Net loss	$(1,515,893)	$(33,305)
Adjustments and items not affecting cash:
Depreciation and amortization	476,679	466,996
Deferred taxes	105,579	(76,560)
Initial value and changes in derivative financial instruments, net of amortization	(5,780)	(15,502)
Share-based compensation	18,389	10,397
Cost of equity funds used for construction purposes	(1,734)	(3,366)
Change in value of investments carried at fair value	37,978	229,988
Pension and post-employment expense in excess of (lower than) contributions	(432)	(7,838)
Distributions received from equity investments, net of income	42,191	11,730
Impairment of assets	—	23,492
Loss from classification as held for sale (note 24(b))	1,357,343	—
Loss on reclassification of AOCI (note 24(b))	94,593	—
Other	12,243	108,338
Net change in non-cash operating items (note 22)	(139,438)	(86,336)
	481,718	628,034
Financing activities
Increase in long-term debt	4,035,028	3,033,503
Repayments of long-term debt	(5,344,170)	(2,297,346)
Net change in commercial paper	(98,728)	74,720
Issuance of common shares, net of costs	1,153,954	5,229
Cash dividends on common shares	(285,063)	(322,468)
Dividends on preferred shares	(10,489)	(8,356)
Contributions from non-controlling interests and redeemable non-controlling interests	60,545	98,955
Production-based cash contributions from non-controlling interest from discontinued operations	13,072	9,084
Production-based cash contributions from non-controlling interest from continuing operations	1,953	—
Distributions to non-controlling interests, related party	—	(25,428)
Distributions to non-controlling interests	(33,315)	(51,164)
Payments upon settlement of derivatives	6,008	—
Shares surrendered to fund withholding taxes on exercised share options	(3,482)	(2,434)
Redemption of Series C preferred shares	—	(14,515)
Acquisition of non-controlling interest	(23,379)	—
Increase in other long-term liabilities	17,449	22,666
Decrease in other long-term liabilities	(45,797)	(79,638)
	(556,414)	442,808
Investing activities
Additions to property, plant and equipment and intangible assets	(872,421)	(1,026,171)
Increase in long-term investments	(115,137)	(243,742)
Divestiture of operating entity	29,548	—
Increase in other assets	(9,385)	(12,220)
Receipt of principal on development loans receivable	—	174,763
Decrease in long-term investments	22,949	11,749
Proceeds from sale of long-lived assets (note 8(a))	1,077,184	—
	132,738	(1,095,621)
Effect of exchange rate differences on cash and restricted cash	(3,088)	(267)
Increase (decrease) in cash, cash equivalents and restricted cash	$54,954	$(25,046)
Cash, cash equivalents and restricted cash, beginning of year	76,139	101,185
Cash, cash equivalents and restricted cash, end of year	$131,093	$76,139

Algonquin Power & Utilities Corp. Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$432,721	$368,511
Cash paid (received) during the year for income taxes - net	$(56,724)	$7,171
Cash received during the year for distributions from equity investments	$86,310	$112,716
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$84,720	$172,165
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$11,310	$46,040
Issuance of common shares upon conversion of convertible debentures	$—	$11
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$195,110	$23,938
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. Subsequent to the signing of the transaction agreement in respect of the Renewables Sale (as defined below) and the sale of the Company's ownership stake in Atlantica Sustainable Infrastructure plc ("Atlantica") during the year, AQN revised its business units in connection with its transformation into a pure-play regulated utility and to align with strategic priorities and internal governance. The Company's operations are now organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii), the Hydro Group, which consists of hydroelectric-generating facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, as of December 31, 2024, the assets and liabilities of this segment (excluding the Hydro Group) have been presented as held for sale and its net earnings have been reported as discontinued operations (the “discontinued operations”) (see note 24).
Subsequent to year-end, on January 8, 2025, the renewable energy business (excluding hydro) was sold by the Company pursuant to the Renewables Sale.
1.Significant accounting policies
(a)Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN and variable interest entities ("VIEs") where the Company is the primary beneficiary (note 1(n)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(t)).
(c)Discontinued Operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) ("Renewables sale") to a wholly owned subsidiary of LS Power (“LS Buyer”). During the third quarter of 2024, the Company concluded that the consolidated assets within its former renewable energy group (excluding hydro) met the accounting requirements to be presented as “Held for Sale”. As a result, the renewable energy group (excluding hydro) has been classified as "discontinued operations" in the 2024 consolidated annual financial statements.
AQN has elected to present the cash flows of discontinued operations combined with cash flows of continuing operations. No interest from corporate-level debt was allocated to discontinued operations. For the years ended December 31, 2024 and 2023, the loss from discontinued operations, net of tax on AQN’s consolidated statements of operations, includes amounts related to non-controlling interests. A portion of non-controlling interest on AQN’s consolidated balance sheets relates to discontinued operations for the periods presented.
Subsequent to the year-end, on January 8, 2025, the Company completed the Renewables sale.
Unless otherwise noted, the notes to these consolidated annual financial statements exclude amounts related to discontinued operations for all periods presented.
(d)Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(w). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Business combinations, intangible assets and goodwill (continued)
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts within the Hydro Group are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company’s customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company’s electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
(e)Accounting for rate-regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the "Regulator"). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ("FASB") ASC Topic 980, Regulated Operations ("ASC 980") except for AQN’s Chilean operating company, Suralis (Chile) Water System ("Suralis"). The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover Suralis’s specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-making process. Included in note 7, "Regulatory matters", are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported consolidated financial condition and consolidated results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission ("FERC"), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the Gas Distribution Uniform Accounting Regulation - Gas Distribution Act, 1999 (New Brunswick).
(f)Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(g)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(h)Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.
(i)Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(a)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(j)Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) is charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base, and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(k)Property, plant and equipment
Property, plant and equipment are recorded at cost. Project development costs for rate-regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as regulatory assets or property, plant and equipment when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction ("AFUDC") for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(k)Property, plant and equipment (continued)
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses, such as maintenance and repair costs, are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(c)) once the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.
The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average useful lives
	2024	2023	2024	2023
Utility plant	1-100	1-100	41	40
Hydro: generation facilities and other	5-60	5-60	35	35
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(l)Commonly owned facilities
The Company owns undivided interests in three electric-generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company’s investment in the undivided interest is recorded as plant in service and recovered through rate base. Commonly owned facilities represent cost of $560,729 (2023 - $552,701) and accumulated depreciation of $103,319 (2023 - $83,283). The Company’s share of operating costs is recognized in operating expenses. Total expenditures incurred on these facilities for the year ended December 31, 2024 were $69,637 (2023 - $72,584).
(m)Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(n)Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).
The Company’s continuing operation has equity and notes receivable interests in one power-generating facility. AQN has determined that this entity is considered a VIE mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facility’s economic performance relate to siting, permitting, technology, construction, operations and maintenance, and financing. As AQN has both the power to direct the activities of the entity that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entity that could potentially be significant to the entity, the Company is considered the primary beneficiary.
Total net book values of assets and long-term debt of this facility amount to $28,832 (2023 - $29,537) and $9,212 (2023 - $12,738), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $11,453 (2023 - $11,732), operating expenses and amortization of $3,180 (2023 - $3,053), and interest expense of $1,066 (2023 - $1,384).
(o)Long-term investments and development loans
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectibility of both the interest and principal is reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(p)Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit ("OPEB") plans and supplemental retirement program ("SERP") plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in AOCI and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in pension and other post-employment non-service costs in the consolidated statements of operations.
(q)Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation to the extent that retirement of assets are expected to be recovered through rates, these are recorded as regulatory assets.
(r)Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, railcars and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company’s right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company’s lease balances as of December 31, 2024 and its expected lease payments for the next five years and thereafter are not significant.
(s)Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan ("ESPP"); a deferred share unit ("DSU") plan; and a restricted share unit ("RSU") and performance share unit ("PSU") plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings (loss) and OCI attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings (loss) or comprehensive income (loss) as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S.-based wind and solar businesses are organized as limited liability corporations ("LLCs") and partnerships, and have non-controlling membership equity investors ("tax equity partnership units", or "Tax Equity Investors"), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting (note 16).
The HLBV method uses a balance sheet approach. A calculation is prepared as at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors’ share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(u)Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Refer to note 20, "Segmented information" for details of revenue disaggregation by business units.
The Company primarily derives its revenue from the distribution and generation of electricity, water distribution, wastewater collection and distribution of natural gas.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for natural gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(u)Recognition of revenue (continued)
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 20, "Segmented information" and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
(v)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amounts.
The Company’s Canadian operations have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions is denominated in Canadian dollars. Similarly, the Company’s Chilean and Bermudian operations’ functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing as at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(w)Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate-regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(w)Income taxes (continued)
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(x)Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair values recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings (loss) in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings (loss).
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution facilities enter into power and natural gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(y)Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
(z)Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(aa)Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The FASB issued Accounting Standards Updated ("ASU") 2023-07, Segment Reporting: Improvement to Reportable Segments Disclosures, which required enhanced reportable segment disclosures. The new accounting guidance is effective for annual periods beginning on or after December 15, 2023. The adoption of the new accounting guidance did not result in significant changes to the Company’s segment note disclosure. See note 20 for further details.
(b)Recently issued accounting guidance not yet adopted
On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), requiring additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses.
The new guidance applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact from the new FASB accounting guidance.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions, development projects and disposition transactions
Acquisition of Liberty Development JV Inc. & Liberty Development Energy Solutions B.V.
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. and Algonquin (AY Holdco) B.V., a wholly owned subsidiary of the Company, as well as acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V., for a combined purchase price of $7,859. The transaction has been accounted for as an asset acquisition and purchase of non-controlling interest. The consideration paid in excess of the fair value of the net assets acquired of $8,696 was recorded in equity.
Disposition of Renewable Energy Business (Excluding Hydro)
See note 24 for a discussion of the disposition of the renewable energy business (excluding hydro).
4.Trade and other receivables
Trade and other receivables as of December 31, 2024 include unbilled revenue of $120,227 (2023 - $112,785) from the Company’s regulated utilities. Trade and other receivables as of December 31, 2024 are presented net of allowance for doubtful accounts of $27,096 (2023 - $29,764).
5.Property, plant and equipment
Property, plant and equipment consist of the following:

2024
	Cost	Accumulated depreciation	Net book value
Utility plant	$10,366,245	$1,596,778	$8,769,467
Hydro: generation facilities and other	258,631	129,426	129,205
Land	117,700	—	117,700
Construction-in-progress
Utility plant	426,170	—	426,170
Hydro: generation facilities and other	7,553	—	7,553
	$11,176,299	$1,726,204	$9,450,095

2023
	Cost	Accumulated depreciation	Net book value
Utility plant	$9,330,075	$1,204,155	$8,125,920
Hydro: generation facilities and other	272,498	132,105	140,393
Land	118,295	—	118,295
Construction-in-progress
Utility plant	736,173	—	736,173
Hydro: generation facilities and other	5,992	—	5,992
	$10,463,033	$1,336,260	$9,126,773
Utility plant includes cost of $2,146,852 (2023 - $1,961,720) and accumulated depreciation of $171,920 (2023 - $98,128) related to regulated generation assets. Furthermore, it also includes cost of $3,351 (2023 - $3,270) and accumulated depreciation of $2,970 (2023 - $2,455) related to assets under finance lease. Land includes costs of $5,263 (2023 - $5,263) and construction-in-progress - utility plant includes costs of $43,319 (2023 - $15,770) related to regulated generation assets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment (continued)
Hydro: generation facilities and other include cost of $74,818 (2023 - $77,859) and accumulated depreciation of $38,692 (2023 - $40,386) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under financing lease was $974 (2023 - $461).
For the year ended December 31, 2024, contributions received in aid of construction of $672 (2023 - $238) have been credited to the cost of the assets.
Interest and AFUDC capitalized to the cost of the assets in 2024 and 2023 are as follows:

	2024	2023
AFUDC capitalized on regulated property:
Allowance for borrowed funds	$4,604	$9,440
Allowance for equity funds	1,748	3,372
	$6,352	$12,812
6.Intangible assets and goodwill
Intangible assets consist of the following:

2024	Cost	Accumulated amortization	Net book value
Customer relationships (a)	$74,286	$15,025	$59,261
Other (b)	10,105	230	9,875
	$84,391	$15,255	$69,136

2023	Cost	Accumulated amortization	Net book value
Customer relationships	$77,059	$14,611	$62,448
Other (b)	10,203	187	10,016
	$87,262	$14,798	$72,464
(a) For the year ended 2024, Customer relationships includes foreign exchange of $(2,773) (2023 - $(747)).
(a) Other includes brand names, water rights, easements and miscellaneous intangibles
Estimated amortization expense for intangible assets for each of the next five years is $1,089.

	2024	2023
Goodwill
Opening balance	$1,324,062	$1,320,579
Business acquisitions	—	4,195
Foreign exchange	(11,838)	(712)
Closing balance	$1,312,224	$1,324,062
7.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the applicable Regulators of the jurisdictions in which they operate. The applicable Regulators have jurisdiction with respect to rate, service, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these Regulators. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General Rate Case ("GRC")
On September 30, 2021, filed its revenue allowance application in which it requested a $34,800 increase for 2022 and a $6,100 increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22,800, for a revenue allowance of $224,100 for 2022 and $226,200 for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

BELCO	Bermuda	GRC
On October 17, 2023, filed its revenue allowance application in which it requested a $59,100 increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33,600 for 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

Empire District Electric	Arkansas	GRC
On February 14, 2023, filed an application seeking an increase in revenues of $7,300 based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5,300 based on a 44% equity ratio phased in over three years. New rates became effective January 1, 2024.

New York Water	New York	GRC
On May 4, 2023, filed an application seeking an increase in revenues of $39,700 based on an ROE of 10% and an equity ratio of 50%. On May 31, 2024, the Staff of the Department of Public Service and the Company filed a joint proposal resolving all contested issues. On July 16, 2024, an evidentiary hearing was held on the joint proposal. On August 15, 2024, the Commission issued an order approving the joint proposal and authorizing a $38,600 increase in revenues over a three-year rate plan ($26,300 in Year 1, $6,100 in Year 2 and $6,200 in Year 3). New rates became effective September 1, 2024 and are being collected retroactive to April 1, 2024 through a make whole surcharge that will be in effect from September 1, 2024 through March 31, 2026.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Midstates Gas	Illinois	GRC
On December 20, 2023, filed an application seeking an increase in revenues of $5,300 based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission ("ICC Staff") filed testimony recommending a $600 rate decrease. On May 16, 2024, the Company filed updated rebuttal testimony revising its proposed revenue increase to $4,600. On June 20, 2024, ICC Staff filed its rebuttal testimony recommending a base rate revenue increase of $2,100, and the Company filed surrebuttal testimony revising its proposed revenue increase to $4,100. A hearing was held on June 27, 2024. On July 25, 2024, the ICC Staff filed a legal brief recommending a revenue increase of $3,100. On October 31, 2024, the ICC issued a final order approving a total increase of $3,200 or 22.32% in base rate revenues. The rate increase reflects an approved rate of return of 7.54% that incorporates a ROE of 9.90% and long-term debt cost rate of 5.60%. New rates took effect on November 15, 2024.

Midstates Gas	Missouri	GRC
On February 9, 2024, filed an application seeking an increase in revenues of $13,200 based on an ROE of 10.8% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission and Office of the Public Counsel ("OPC") filed direct testimony. The Staff proposed a base revenue increase of $4,400 based on a 50.0% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024, the parties filed rebuttal testimony. On September 19, 2024, the parties filed surrebuttal testimony. On October 9, 2024, the Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9,100. On November 6, 2024, the Commission unanimously voted to approve the settlement agreement. A written order was issued January 2, 2025 with new rates effective January 8, 2025.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	December 31, 2024	December 31, 2023
Regulatory assets
Securitized costs, net (a)	$285,581	$—
Rate adjustment mechanism (b)	198,174	192,880
Deferred capitalized costs (c)	178,412	124,517
Fuel and commodity cost adjustments (d)	108,531	326,418
Wildfire mitigation and vegetation management (e)	128,317	64,146
Income taxes (f)	96,685	101,939
Pension and post-employment benefits (g)	51,819	68,822
Environmental remediation (h)	62,340	66,779
Clean energy and other customer programs (i)	40,492	37,214
Debt premium (j)	12,764	18,995
Retired generating plant (k)	14,586	183,732
Asset retirement obligation (l)	11,671	26,620
Cost of removal (m)	9,815	11,084
Rate review costs (n)	11,153	8,815
Long-term maintenance contract (o)	2,963	4,932
Other regulatory assets (p)	107,756	90,790
Total regulatory assets	1,321,059	1,327,683
Less: current regulatory assets	(194,943)	(142,970)
Non-current regulatory assets	$1,126,116	$1,184,713

Regulatory liabilities
Income taxes (f)	$256,669	$290,121
Cost of removal (m)	188,924	185,786
Pension and post-employment benefits (g)	138,765	104,636
Fuel and commodity cost adjustments (d)	30,940	42,850
Clean energy and other customer programs (i)	8,502	12,730
Rate adjustment mechanism (b)	1,814	2,078
Other regulatory liabilities	10,768	96,095
Total regulatory liabilities	636,382	734,296
Less: current regulatory liabilities	(76,744)	(99,850)
Non-current regulatory liabilities	$559,638	$634,446
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on rate adjustment mechanism (b), fuel and commodity cost adjustments (d), clean energy and other customer programs (i), and rate review costs of some jurisdictions (n). During 2024, the Company recognized $27,458 (2023 - $39,309) of carrying charges on regulatory balances on the consolidated statements of operations under other income, which was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds (see note 9(e)), $301,463 of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During 2024, $15,939 was recorded as amortization expense in the consolidated statements of operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b)Rate adjustment mechanism
Revenue for CalPeco Electric System, New England Gas System, Midstates Gas System, EnergyNorth Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective Regulators, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from one to five years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability. Retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas’ regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 26 years. The New York Water System has similar trackers, which are recovered over periods ranging from one to two years.
(c)Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire District Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually.
In 2020, the Empire District Electric System made an election under Missouri law to apply the plant-in-service accounting ("PISA") regulatory mechanism, which permits the Empire District Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital ("WACC") on certain property, plant and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.
(d)Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or fuel purchased differ from power or fuel costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and fuel in future periods ranging mostly from 6 to 24 months, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 23(b)(i)) are recoverable through the commodity costs adjustment.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(d)Fuel and commodity cost adjustments (continued)
In February 2021, the Company’s operations were impacted by the Midwest Extreme Weather Event. As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses.
In early 2022, pursuant to the Securitization Statute, Empire District Electric sought authorization for the issuance of $221,646 in Securitized Utility Tariff Bonds associated with the Midwest Extreme Weather Event and $140,774, in Securitized Utility Tariff Bonds for its Asbury costs, which included $21,283 in asset retirement obligations, which are estimates of costs that Empire District Electric will recover from the Asbury retirement but which have not yet been incurred. On August 1, 2023, the Missouri Western District Court of Appeals affirmed the amount eligible for securitization in line with the Missouri Public Service Commission’s (“MPSC’s”) order of $290,383. The MPSC’s order excludes a portion of carrying costs and taxes associated with the retirement of the Asbury plant. Thus, the Company has incurred a one-time net loss of $63,495 ($48,452 net of tax) in the third quarter of 2023.
On January 30, 2024, Empire District Bondco, LLC (“Empire District Bondco”), a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, (together, the “Securitization Bonds”), to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
(e)Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company’s California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management.
On July 12, 2019, California Assembly Bill 1054 (“AB 1054”) was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission (“CPUC”) for recovery of costs and expenses arising from a covered wildfire and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco") tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms, and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA"). The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC. The Company will continue to evaluate the probability of recovery based on available evidence and applicable legal determinations.
In relation to the Mountain View Fire, the Company accrued estimated losses of $172,300 for claims arising out of the Mountain View Fire, against which it recorded expected recoveries through insurance of $116,000 and WEMA of $56,300. During the year, the Company paid $136,500 related to these claims and received insurance recoveries of $116,000. While the Company plans to seek recovery of the estimated losses in excess of the available insurance, it is subject to approval by the CPUC pursuant to the standard in AB 1054. Refer to Note 21(a) for details.
(f)Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(g)Pension and post-employment benefits
To the extent pension and OPEB costs incurred differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability as approved by the applicable Regulators and is recovered through rates over a period of three to eight years. In addition, the annual movements in AOCI for pension and OPEB for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System (note 10(b)) are reclassified to regulatory accounts in accordance with ASC 980. The balance is recovered through rates consistent with the treatment of OCI under Compensation Non-retirement Post-employment Benefits (“ASC 712”) and Compensation Retirement Benefits (“ASC 715”). As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that had not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. These balances are recovered through rates over the future service years of the employees (an average of 10 years) or consistent with the treatment of OCI under ASC 712 and ASC 715 before the transfer to regulatory asset occurred.
(h)Environmental remediation
Actual expenditures incurred for the clean-up of certain former natural gas manufacturing facilities (note 12(d)) are recovered through rates over a period of seven years and are subject to an annual cap.
(i)Clean energy and other customer programs
The regulatory asset for clean energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and recovered over periods of one to ten years.
(j)Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(k)Retired generating plant
On March 1, 2020, the Company’s 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant-in-service to a regulatory asset. The net book value that may be retained as an asset on the consolidated balance sheets for the retired plant is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset. The Company is also assessing the decommissioning requirements associated with the retirement of the facility.
On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event. As noted above under (d) Fuel and commodity cost adjustments, on January 30, 2024, the Company completed the securitization of the costs associated with the retirement of the Asbury plant in accordance with the MPSC’s order.
(l)Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.
(m)Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability (or asset) tracks the amounts that have been collected from customers net of costs incurred to date.
(n)Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from one to five years.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(o)Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire District Electric System's power plants differ from the costs recoverable through current rates, that difference is generally included in rate base and recovered over five years.
(p)Other regulatory assets
The Company’s regulated utilities incur other miscellaneous costs such as storm costs, property taxes, financing costs and equipment costs, which are probable of recovery under existing mechanisms.
8.Long-term investments
Long-term investments consist of the following:

	December 31, 2024	December 31, 2023
Long-term investments carried at fair value
Atlantica (a)	$—	$1,052,703
Other	2,058	1,962
	$2,058	$1,054,665

Other long-term investments
Equity-method investees (b)	$38,113	$112,680
San Antonio Water System and other (c)	27,586	27,417
	$65,699	$140,097
Fair value change, income (loss) related to long-term investments from the years ended December 31 is as follows:

	Year ended December 31,
	2024	2023
Fair value gain (loss) on investments carried at fair value
Atlantica (a)	$21,421	$(215,437)
Other	263	133
	$21,684	$(215,304)
Dividend and interest income from investments carried at fair value
Atlantica	$76,260	$87,154
Other	50	49
	$76,310	$87,203
Other long-term investments
Equity method gain (loss) (b)	$4,267	$(1,919)
Interest and other income	5,178	6,776
	$9,445	$4,857
Income (loss) from long-term investments	$107,439	$(123,244)
(a)Investment in Atlantica
Prior to December 12, 2024, Liberty (AY Holdings) B.V. ("AY Holdings"), an entity controlled and consolidated by AQN, held an approximately 42% share ownership (2023 - 42%) in Atlantica. On December 12, 2024, the Company completed the sale of its stake in Atlantica for $1,077,184.
The Company had elected the fair value option under ASC 825, Financial Instruments, to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests, primarily a 9.8% ownership stake in a regulated transmission line in the province of Ontario and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $38,113 (2023 - $112,680), including investment in VIEs of $nil (2023 - $73,737).
(c)San Antonio Water System
The Company does not have significant influence over San Antonio Water System investments. It is accounted for using the cost method and as at December 31, 2024, it is recorded at the cost of $25,634 (2023 - $25,634).
9.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2024	December 31, 2023
Senior unsecured revolving credit facilities (a)	—	2025-2028	N/A		$250,692	$1,361,520
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2025-2031	N/A		180,346	786,962
Commercial paper	—	2025	N/A		382,992	481,720
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	5.37%	2026		$1,140,787	1,140,167	1,144,897
Senior unsecured notes (d)	4.25%	2027-2047		$2,195,000	2,181,759	1,406,278
Senior unsecured utility notes	6.30%	2025-2035		$137,000	145,558	147,589
Senior secured utility bonds (e)	4.82%	2026-2044		$861,678	849,203	551,166
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200,000	137,868	151,395
Senior secured project notes	10.21%	2027	C$	13,255	9,212	12,738
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.73%	2028-2040	CLF	1,405	59,440	70,967
					$5,337,237	$6,115,232
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	274,281	298,382
Subordinated unsecured notes	5.97%	2079-2082		$1,100,000	1,087,255	1,086,541
					$6,698,773	$7,500,155
Less: current portion					(491,733)	(621,856)
					$6,207,040	$6,878,299
Short-term obligations of $118,286 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
The following table sets out the bank credit facilities available to AQN and its operating groups as of December 31, 2024:

	December 31, 2024	December 31, 2023
Revolving and term credit facilities	$2,380,300	$3,462,000
Funds drawn on facilities/commercial paper issued	(814,787)	(2,630,276)
Letters of credit issued	(26,246)	(77,128)
Liquidity available under the facilities	1,539,267	754,596
Undrawn portion of uncommitted letter of credit facilities	(63,300)	(39,448)
Cash on hand	34,842	25,051
Total liquidity and capital reserves	$1,510,809	$740,199
(a)Senior unsecured revolving credit facilities
On January 29, 2024, the Company amended its senior unsecured revolving credit facility (the "Bermuda Credit Facility"), increasing the limit by $25,000 to $100,000. On November 18, 2024, the Company extended the maturity of the Bermuda Credit Facility from December 31, 2024 to December 31, 2025.
On October 25, 2024, the $500,000 short-term regulated services credit facility terminated on its maturity.
On October 30, the Company extended the maturity of the $25,000 senior unsecured revolving credit facility to June 24, 2025.
(b)Senior unsecured bank credit facilities and delayed draw term facilities
On January 8, 2024, the maturity date of the fully drawn $306,500 secured credit facility of Liberty Development Energy Solutions B.V. (the "Margin Loan") was extended to September 30, 2024. The Company reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024. On June 20, 2024, the Margin Loan was repaid in full.
On October 25, 2024, the senior unsecured syndicated delayed draw term facility with $610,386 drawn in connection with the acquisition of Liberty Utilities (New York Water) Corp. was repaid on its maturity.
(c)Senior unsecured notes (Green Equity Units)
On March 28, 2024, the Company successfully remarketed its $1,150,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company’s corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities that matured on June 13, 2024. Subsequently, on June 17, 2024, all outstanding Purchase Contracts were settled. In connection with the settlement of the Purchase Contracts, holders of Green Equity Units received, following payment of $50.00 for each Purchase Contract, 3.3439 Common Shares for each Purchase Contract held. The payment obligation of holders was satisfied with the proceeds of the treasury portfolio purchased in connection with the remarketing of the Notes.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
(d)Senior unsecured notes
On January 12, 2024, Liberty Utilities Co. completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness.
On April 30, 2024, the Company repaid a $70,000 senior unsecured note on its maturity.
(e)Senior secured utility bonds
On January 30, 2024, Empire District Bondco, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant described in note 7. The principal asset securing the Securitization Bonds is the securitized utility tariff property.
As of December 31, 2024, the Company has accrued $76,956 in interest expense (2023 - $60,782). Interest expense for the year ended December 31 consists of the following:

	2024	2023
Long-term debt	$293,544	$217,672
Commercial paper, credit facility draws and related fees	100,386	119,868
Accretion of fair value adjustments	(23,000)	(21,968)
AFUDC capitalized on regulated property	(4,604)	(9,440)
Other	(2,750)	2,308
	$363,576	$308,440
Principal payments due in the next five years and thereafter are as follows:

2025	2026	2027	2028	2029	Thereafter	Total
$491,733	$1,193,957	$458,328	$242,592	$878,743	$3,467,475	$6,732,828
10.Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2024 were $14,652 (2023 - $14,521).
The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company’s cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:

	Pension benefits		OPEB
	2024	2023	2024	2023
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$647,092	$627,668	$209,498	$217,330
Plan settlements	—	(3,226)	—	—
Service cost	13,625	11,725	2,901	3,253
Interest cost	33,260	33,633	11,052	11,510
Actuarial loss (gain)	(32,568)	20,085	(11,106)	(10,913)
Contributions from retirees	—	—	2,018	2,189
Medicare Part D	—	—	314	355
Benefits paid	(45,343)	(42,740)	(13,596)	(14,226)
Foreign exchange	(100)	(53)	—	—
Projected benefit obligation, end of year	$615,966	$647,092	$201,081	$209,498
Change in plan assets
Fair value of plan assets, beginning of year	610,209	568,982	193,782	172,167
Actual return on plan assets	33,371	65,235	16,379	22,620
Employer contributions	22,600	21,956	2,801	10,677
Plan settlements	(98)	(3,226)	—	—
Contributions from retirees	—	—	2,018	2,189
Medicare Part D subsidy receipts	—	—	314	355
Benefits paid	(45,343)	(42,740)	(13,596)	(14,226)
Foreign exchange	—	2	—	—
Fair value of plan assets, end of year	$620,739	$610,209	$201,698	$193,782
Funded (unfunded) status	$4,773	$(36,883)	$617	$(15,716)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	32,608	12,598	51,882	35,879
Current liabilities	(1,647)	(1,416)	(3,896)	(3,164)
Non-current liabilities	(26,188)	(48,065)	(47,369)	(48,431)
Net amount recognized	$4,773	$(36,883)	$617	$(15,716)
The accumulated benefit obligations for the pension and OPEB plans are $792,353 and $827,559 as of December 31, 2024 and 2023, respectively.

Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2024	2023	2024	2023
Accumulated benefit obligation	$38,855	$425,842	$69,617	$71,089
Fair value of plan assets	$11,339	$393,857	$18,351	$18,793

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2024	2023	2024	2023
Projected benefit obligation	$39,494	$507,612	$69,617	$71,089
Fair value of plan assets	$11,339	$458,497	$18,351	$18,793
(b)Pension and post-employment actuarial changes

Change in AOCI, before tax	Pension		OPEB
	Actuarial losses (gains)	Past service losses (gains)	Actuarial losses (gains)	Past service losses (gains)
Balance, January 1, 2023	$(671)	$(3,363)	$(33,550)	$(2,190)
Additions to AOCI	(12,600)	—	(23,797)	853
Amortization in current period	617	1,491	2,554	—
Recognition of settlement gain	235	—	—	—
Reclassification to regulatory accounts	5,517	(755)	19,518	—
Balance, December 31, 2023	$(6,902)	$(2,627)	$(35,275)	$(1,337)
Additions to AOCI	(31,048)	—	(16,958)	853
Amortization in current period	1,499	1,468	3,499	—
Reclassification to regulatory accounts	15,425	(755)	15,257	—
Balance, December 31, 2024	$(21,026)	$(1,914)	$(33,477)	$(484)
The movements related to pension and OPEB in AOCI for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(g)).
(c)Assumptions
Weighted average assumptions used to determine net benefit obligation for 2024 and 2023 were as follows:

	Pension benefits		OPEB
	2024	2023	2024	2023
Discount rate	5.73%	5.19%	5.77%	5.22%
Interest crediting rate (for cash balance plans)	4.45%	4.48%	N/A	N/A
Rate of compensation increase	3.64%	3.60%	N/A	N/A
Health care cost trend rate
Before age 65			6.75%	7.00%
Age 65 and after			9.53%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.50%
Year in which ultimate rate is reached			2034	2034

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(c)Assumptions (continued)
The mortality assumption for December 31, 2024 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2024 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modelling process that involves selecting a portfolio of high-quality corporate debt issuances (AA or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modelling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2024 and 2023 were as follows:

	Pension benefits		OPEB
	2024	2023	2024	2023
Discount rate	5.19%	5.35%	5.22%	5.49%
Expected return on assets	6.27%	6.38%	5.64%	6.45%
Rate of compensation increase	5.10%	3.99%	n/a	n/a
Health care cost trend rate
Before Age 65			7.00%	6.00%
Age 65 and after			6.00%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.75%
Year in which ultimate rate is reached			2034	2033
(d)Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of Pension and other post-employment non-service costs in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2024	2023	2024	2023
Service cost	$13,625	$11,725	$2,901	$3,253
Non-service costs
Interest cost	33,260	33,633	11,052	11,510
Expected return on plan assets	(34,555)	(31,990)	(10,527)	(9,736)
Amortization of net actuarial loss	(1,499)	(852)	(3,499)	(3,559)
Amortization of prior service credits	(1,468)	(1,491)	(853)	(853)
Amortization of regulatory accounts	15,603	16,258	6,583	6,965
	$11,341	$15,558	$2,756	$4,327
Net benefit cost	$24,966	$27,283	$5,657	$7,580

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(e)Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	44%	30% - 100%
Debt securities	46%	20% - 60%
Other	10%	—% - 20%
	100%

The fair values of investments as of December 31, 2024, by asset category, are as follows:

Asset class	2024	Percentage
Equity securities	$396,341	48%
Debt securities	377,755	46%
Other	48,741	6%
	$822,837	100%
As of December 31, 2024, the plan assets do not include any material investments in AQN.
All investments as of December 31, 2024 are valued using Level 1 inputs except for $29,733 of institutional private equity investments using Level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes in fair value of these Level 3 assets as of December 31:

Level 3
Balance, January 1, 2024	$26,380
Contributions into funds	4,650
Return on assets	1,101
Distributions	(2,398)
Balance, December 31, 2024	$29,733
(f)Cash flows
The Company expects to contribute $20,311 to its pension plans and $3,963 to its post-employment benefit plans in 2024.
The expected benefit payments over the next ten years are as follows:

	2025	2026	2027	2028	2029	2030-2034
Pension plan	$50,348	$49,571	$50,557	$50,748	$51,613	$249,743
OPEB	$12,866	$12,713	$13,233	$13,662	$13,928	$73,004

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Other assets
Other assets consist of the following:

	2024	2023
Restricted cash (a)	$39,478	$19,897
Pension and OPEB plan assets (note 10(a))	84,490	48,477
Income taxes recoverable	10,665	8,751
Deferred financing costs (b)	2,560	26,211
Insurance recoveries (note 21(a))	—	66,000
Other (c)	39,189	30,867
	$176,382	$200,203
Less: current portion	(12,760)	(15,800)
	$163,622	$184,403
(a)Restricted cash
Restricted cash consists of reserves and amounts set aside in accordance with various debt agreements, as well as customer deposits pending return. As of December 31, 2024, restricted cash includes $31,136 (2023 – $nil) related to Empire District Bondco. These funds are held in a third-party restricted bank account and are designated for the payment of principal, interest, and other expenses associated with the bonds (see Note 9(e)).
(b)Deferred financing costs
Deferred financing costs represent costs of arranging the Company’s revolving credit facilities and intercompany loans as well as the portion of transactions costs related to the Green Equity Units. On June 17, 2024, in connection with the settlement of the Purchase Contracts partially underlying the Green Equity Units, the Company issued common shares (Note 13(a)) and the associated deferred financing costs were recorded as a component of equity.
(c)Other
Other includes various deferred charges that are expected to be transferred to utility plant upon reaching certain milestones as well as prepaid long-term service contracts.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities
Other long-term liabilities consist of the following:

	2024	2023
Advances in aid of construction (a)	$102,897	$88,135
Asset retirement obligations (b)	42,694	41,754
Environmental remediation obligation (c)	41,714	40,772
Deferred credits and contingent consideration (d)	34,915	17,542
Customer deposits (e)	34,784	36,294
Unamortized investment tax credits (f)	17,180	17,255
Contingent liability (note 21(a))	15,656	84,641
Lease liabilities	10,691	7,742
Hook-up fees (g)	1,499	7,425
Contract adjustment payments (h)	—	39,590
Other	8,033	8,384
	$310,063	$389,534
Less: current portion	(36,265)	(79,315)
	$273,798	$310,219
(a)Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the "developers") conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2024, $672 (2023 - $238) was transferred from advances in aid of construction to contributions in aid of construction.
(b)Asset retirement obligations
    Asset retirement obligations mainly relate to legal requirements to: (i) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls ("PCB") contaminants) and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or sections of natural gas main are removed from the pipeline system; (ii) clean and remove storage tanks containing waste oil and other waste contaminants; (iii) remove certain river water intake structures and equipment; (iv) dispose of coal combustion residuals and PCB contaminants; and (v) remove asbestos upon major renovation or demolition of structures and facilities.
Changes in the asset retirement obligations are as follows:

	2024	2023
Opening balance	$41,754	$47,047
Obligation assumed	2,075	—
Retirement activities	(1,070)	(6,902)
Accretion	1,357	1,309
Change in cash flow estimates	(1,422)	300
Closing balance	$42,694	$41,754

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(b)Asset retirement obligations (continued)
As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense (note 7(l)).
(c)Environmental remediation obligation
A number of the Company’s regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured natural gas plants ("MGP") and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $48,976 (2023 - $46,187), which at discount rates ranging from 3.4% to 4.7% represents the recorded accrual of $41,714 as of December 31, 2024 (2023 - $40,772). Approximately $25,038 is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 29 years.
Changes in the environmental remediation obligation are as follows:

	2024	2023
Opening balance	$40,772	$42,457
Remediation activities	(1,249)	(3,687)
Accretion	1,738	1,616
Changes in cash flow estimates	2,998	1,395
Revision in assumptions	(2,545)	(1,009)
Closing balance	$41,714	$40,772
The Regulators for the New England Gas System and Energy North Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of seven years and, accordingly, as of December 31, 2024, the Company has reflected a regulatory asset of $62,340 (2023 - $66,779) for the MGP and related sites (note 7(h)).
(d)Deferred credits and contingent consideration
Deferred credits and contingent consideration include unresolved contingent consideration related to prior acquisitions, which is expected to be paid.
(e)Customer deposits
Customer deposits result from the Company’s obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.
(f)Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of the Empire District Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.
(g)Hook-up fees
Hook-up fees result from the collection from customers of funds for installation and connection to the utility’s infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(h)Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000. Total annual distributions on the Green Equity Units were at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the Purchase Contracts (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount were accreted over the three-year period. These contract adjustment payments fully settled during the second quarter of 2024.
13.Shareholders’ capital
(a)Common shares
Number of common shares

	2024	2023
Common shares, beginning of year	689,271,039	683,614,803
Settlement of Purchase contracts (a(ii))	76,909,700	—
Dividend reinvestment plan (a(i))	—	4,370,289
Exercise of share-based awards (b)	1,162,653	1,284,532
Conversion of convertible debentures	471	1,415
Common shares, end of year	767,343,863	689,271,039
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the board of directors of AQN (the "Board"); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the "Rights Plan"), which is currently scheduled to expire in the second quarter of 2025. Under the Rights Plan, one right is issued with each issued common share of the Company. The rights remain attached to the common shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20% or more of the outstanding common shares of the Company (subject to certain exceptions), the rights will entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a "Permitted Bid", as defined in the Rights Plan.
(i)Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the dividend reinvestment plan began receiving cash dividends. If the Company elects to reinstate the dividend reinvestment plan in the future, shareholders who were enrolled in the dividend reinvestment plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the dividend reinvestment plan.
(ii)Settlement of Purchase Contracts
On June 17, 2024, upon settlement of all outstanding Purchase Contracts (Note 9(c)), the Company received an aggregate of $1,150,000 in exchange for the issuance of an aggregate of 76,909,700 common shares at an effective issuance price of approximately $14.95 per common share.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation
For the year ended December 31, 2024, AQN recorded $18,388 (2023 - $10,508) in total share-based compensation expense as follows:

	2024	2023
Share options	$658	$1,325
Director deferred share units	1,127	949
Employee share purchase	639	897
Performance and restricted share units	15,964	7,337
Total share-based compensation	$18,388	$10,508
The compensation expense is recorded within operating expenses in the consolidated statements of operations.
As of December 31, 2024, total unrecognized compensation costs related to non-vested share-based awards are $11,109 and are expected to be recognized over a period of 1.4 years.
(i)Share option plan
The Company’s share option plan (the "Plan") permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.
The number of shares subject to each option, the option price, the expiration date, the vesting, and other terms and conditions relating to each option shall be determined by the Board (or the human resources and compensation committee of the Board ("Compensation Committee")) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the "In-the-Money Amount". In accordance with the Plan, the "In-The-Money Amount" represents the excess, if any, of the market price of a share at such time over the option price, in each case such "In-the-Money Amount" being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company’s clawback policy.
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s common shares. The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(i)Share option plan (continued)
No options were granted during the year ended December 31, 2024. The following assumptions were used to determine the fair value of share options granted in 2023:

2023
Risk-free interest rate	3.4%
Expected volatility	26.8%
Expected dividend paid	8.6%
Expected life	5.5 years
Weighted average grant date fair value per option	$1.04
Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)
Balance, January 1, 2023	2,626,780	C$	16.02	5.63
Granted	1,368,744	10.76		7.24
Exercised	—	—		—
Forfeited	(1,327,799)	16.55		—
Balance, December 31, 2023	2,667,725	C$	14.71	5.18
Granted	—	—		—
Exercised	—	—		—
Forfeited	(622,646)	15.12		—
Balance, December 31, 2024	$2,045,079	C$	14.93	3.95
Exercisable, December 31, 2024	$1,873,957	C$	15.34	3.73
(ii)Employee share purchase plan
Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the Toronto Stock Exchange or New York Stock Exchange by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 6,500,000 common shares.
The Company uses the fair value-based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2024, a total of 741,849 common shares (2023 - 752,582) were issued to employees under the ESPP.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(iii)Director’s deferred share units
Under the Company’s DSU plan, non-employee directors of the Company may elect annually to receive their annual cash remuneration in the form of DSUs, cash, or any combination of DSUs and cash. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2024, a total of 250,369 DSUs (2023 - 181,328) were issued and 373,113 DSUs (2023 - 102,460) were settled in exchange for 183,566 common shares issued from treasury, and 189,547 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2024, 601,838 (2023 - 724,583) DSUs are outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 2,000,000 common shares.
(iv)Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 0.0% to 240% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 14,000,000 common shares.
Compensation expense associated with PSUs is recognized ratably over the performance period. Achievement of the performance criteria is estimated as at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.
A summary of the PSUs and RSUs is as follows:

	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2023	2,109,710	C$	18.38	1.76	C$	18,608
Granted, including dividends	2,841,967	10.98		2.02	25,329
Exercised	(922,883)	18.73		—	10,125
Forfeited	(451,047)	15.07		—	3,771
Balance, December 31, 2023	3,577,747	C$	18.38	1.76	C$	29,777
Granted, including dividends	2,863,298	7.24		2.04	20,025
Exercised	(416,659)	16.66		—	3,421
Forfeited	(833,416)	11.91		—	5,317
Balance, December 31, 2024	5,190,970	C$	18.38	1.43	C$	33,118
Exercisable, December 31, 2024	889,318	C$	18.51	—	C$	5,674

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(v)Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December 31, 2024, 51,776 (2023 - 77,981) bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 13,232 (2023 - 69,115) bonus deferral RSUs in exchange for 6,147 (2023 - 31,455) common shares issued from treasury, and 7,085 (2023- 37,660) RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. As of December 31, 2024, 205,896 (2023 - 167,352) bonus deferral RSUs are outstanding.
(c)Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following Cumulative Rate Reset Preferred Shares, Series A (the "Series A Shares") and Cumulative Rate Reset Preferred Shares, Series D (the "Series D Shares") issued and outstanding as of December 31, 2024 and 2023:

	Number of shares	Price per share	Carrying amount C$		Carrying amount $
Series A Shares	4,800,000	C$25.00	C$	116,546	$100,463
Series D Shares	4,000,000	C$25.00	C$	97,259	$83,836
					$184,299
The holders of Series A Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2028 will be 6.576% (annual amount of C$1.644 per share). Unless redeemed, the Series A Shares dividend rate will reset on December 31, 2028 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A Shares are redeemable at C$25 per share at the option of the Company on December 31, 2028 and every fifth year thereafter. The holders of Series A Shares have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2028 (or the next business day, if such day is not a business day), and every fifth year thereafter.
The holders of Series D Shares are entitled to receive quarterly fixed cumulative preferential cash dividends if, as and when declared by the Board. The dividend for each year up to, but excluding, March 31, 2024, was an annual amount of C$1.2728 per share. The annual dividend rate for the five-year period from, and including, March 31, 2024 to, but excluding, March 31, 2029 will be an annual amount of C$1.7132 per share. Unless redeemed, the Series D Shares dividend rate will reset on March 31, 2029, and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D Shares were redeemable at the option of the Company at C$25 per share on April 1, 2024 and are redeemable every fifth year thereafter. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the "Series E Shares"), on April 1, 2024; however, fewer than 1,000,000 Series D Shares were tendered for conversion. As a result, no Series E Shares were issued and holders of Series D Shares who tendered their Series D Shares for conversion were not entitled to convert their Series D Shares into Series E Shares. The holders of Series D Shares have the right to convert their shares into Series E Shares, subject to certain conditions, on March 31, 2029 and every fifth year thereafter.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2023	$(98,467)	$(97,809)	$36,213	$(160,063)
Other comprehensive income (loss)	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the consolidated statements of operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	$(6,403)	$59,487	$4,693	$57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
Other comprehensive income	33,821	79,381	12,814	126,016
Amounts reclassified from AOCI to the consolidated statements of operations	626	(27,130)	(5,804)	(32,308)
Net current period OCI	$34,447	$52,251	$7,010	$93,708
OCI attributable to the non-controlling interests	(4,617)	—	—	(4,617)
Net current period OCI attributable to shareholders of AQN	$29,830	$52,251	$7,010	$89,091
Amounts reclassified from AOCI to the consolidated statements of operations related to discontinued operations (note 24(b))	—	94,593	—	94,593
Balance, December 31, 2024	$(75,040)	$108,522	$47,916	$81,398
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.
15.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$260,015		$0.3470		$301,771		$0.4340
Series A Shares	C$	7,891	C$	1.6440	C$	6,194	C$	1.2905
Series D Shares	C$	6,412	C$	1.6031	C$	5,091	C$	1.2728

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2024	2023
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$79,261	$44,024
Non-controlling interests - redeemable tax equity partnership units	1,324	1,324
Other net earnings attributable to:
Non-controlling interests	(5,665)	(8,809)
	$74,920	$36,539
Redeemable non-controlling interest, held by related party	—	(25,922)
Net effect of non-controlling interests	$74,920	$10,617
The non-controlling tax equity investors ("tax equity partnership units") in the Company's U.S. wind power-generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings (loss) attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(t).
Non-controlling interests

	Non-controlling interests - tax equity partnership units		Other non-controlling interests		Non-controlling interests held by related parties (a)
	2024	2023	2024	2023	2024	2023
Opening balance	$481,387	$525,680	$70,135	$65,104	$38,873	$38,873
Net earnings (loss) attributable to NCI	(79,261)	(44,024)	5,665	8,809	—	—
Contributions received, net	1,953	—	—	385	—	—
Dividends and distributions declared	(5,047)	(269)	(3,091)	(5,058)	—	—
Repurchase of non-controlling interest	—	—	—	—	(39,376)	—
OCI	—	—	4,624	895	503	—
Closing balance	$399,032	$481,387	$77,333	$70,135	$—	$38,873
(a)     Non-controlling interest held by related parties
In November 2021, Liberty Development JV Inc. invested $39,376 in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company and the investment was presented as a non-controlling interest held by related parties. In 2024, the non-controlling interest held by related parties was redeemed in full.
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2024.
Liberty Development Energy Solutions B.V., an equity investee of the Company’s discontinued operations, had a Margin Loan in the amount of $306,500 with a previous maturity date of January 26, 2024. It was collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. Liberty Development Energy Solutions B.V. had a preference share ownership in AY Holdings, which AQN reflected as redeemable non-controlling interest held by related party. On January 4, 2024, the Company purchased the outstanding interest in Liberty Development Energy Solutions B.V., resulting in the entity being consolidated by the Company. As a result, the redeemable non-controlling interest held by related party was reclassified to long-term debt in 2024 and subsequently repaid (note 9(b)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Non-controlling interests and redeemable non-controlling interests (continued)
Redeemable non-controlling interests (continued)
Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2024	2023	2024	2023
Opening balance	$308,350	$307,856	$5,013	$6,520
Net earnings (loss) attributable to NCI	—	25,922	(1,324)	(1,324)
Repurchase of non-controlling interest (notes 3, note 9(b))	(308,350)	—	(3,510)	—
Dividends and distributions declared	—	(25,428)	(179)	(183)
Closing balance	$—	$308,350	$—	$5,013
17.Income taxes
The income tax expense (recovery) in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2023 - 26.5%). The differences are as follows:

	2024	2023
Expected income tax expense (recovery) at Canadian statutory rate	$46,953	$(17,305)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(17,676)	(35,776)
Investment in Atlantica	(8,207)	16,997
Non-controlling interests share of income	19,757	10,016
Change in valuation allowance	154,601	(388)
Adjustment relating to prior periods	2,794	(1,412)
Amortization and settlement of excess deferred income tax	(14,540)	(12,785)
Deferred income taxes on regulated income recorded as regulatory assets	(2,380)	(878)
Other	5,495	4,476
Income tax expense (recovery)	$186,797	$(37,055)
On December 27, 2023, the Government of Bermuda enacted the Bermuda Corporate Income Tax Act 2023, setting a 15% corporate income tax rate effective for fiscal years commencing January 1, 2025. The Bermuda Corporate Income Tax Act 2023 includes various transition adjustments that may affect the recognition of deferred taxes and as such were considered as part of the initial measurement in the period that includes the December 2023 enactment date. No deferred taxes are required to be recognized as at December 31, 2024.
For the years ended December 31, 2024 and 2023, earnings (loss) before income taxes consist of the following:

	2024	2023
Canada (1)	$50,279	$(169,624)
U.S.	77,397	70,442
Other regions	49,504	37,067
	$177,180	$(62,115)
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Income taxes (continued)
Income tax expense (recovery) attributable to earnings (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2024
Canada	$4,238	$134,193	$138,431
United States	1,166	33,110	34,276
Other regions	12,795	1,295	14,090
	$18,199	$168,598	$186,797
Year ended December 31, 2023
Canada	$4,352	$(66,693)	$(62,341)
United States	784	17,747	18,531
Other regions	728	6,027	6,755
	$5,864	$(42,919)	$(37,055)
The tax effect of temporary differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 are presented below:

	2024	2023
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$781,761	$714,476
Outside basis in renewable energy assets	140,203	—
Pension and OPEB	515	7,327
Environmental obligation	9,161	8,821
Regulatory liabilities	164,402	180,371
Other	57,680	51,333
Total deferred income tax assets	$1,153,722	$962,328
Less: valuation allowance	(281,894)	(5,562)
Total deferred tax assets	$871,828	$956,766
Deferred tax liabilities:
Property, plant and equipment	$866,529	$810,025
Pension and OPEB	9,148	—
Outside basis differentials	165,010	191,990
Regulatory accounts	329,343	317,829
Other	67,753	51,610
Total deferred tax liabilities	$1,437,783	$1,371,454
Net deferred tax liabilities	$(565,955)	$(414,688)
Consolidated balance sheets classification:
Deferred tax assets	$11,218	$151,576
Deferred tax liabilities	(577,173)	(566,264)
Net deferred tax liabilities	$(565,955)	$(414,688)
The valuation allowance for deferred tax assets as of December 31, 2024 is $281,894 (2023 - $5,562). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Income taxes (continued)
Following the announcement of the Renewables Sale, the Company analyzed its corresponding outside basis investment in the former renewable energy group. Based on the Company’s tax basis in the former renewable energy group, the sale is expected to result in a capital loss that is not likely to be realized. A full valuation allowance has been recorded on this outside basis deferred tax asset.
In the three months ended December 31, 2024, the Company completed the sale of its investment in Atlantica and determined the expected closing date for the Renewables Sale. Given those two events, the Company reevaluated the remaining Canadian deferred tax asset position and concluded that it is more likely than not that there will not be sufficient taxable income in the future to allow for the realization of these deferred tax assets. As at December 31, 2024, a valuation allowance is recorded against the majority of the remaining net deferred tax assets related to Canadian attributes. The Company will continue to evaluate the realizability of the deferred tax assets at each reporting period and adjust the valuation allowance as necessary.

On June 20, 2024, Canada enacted significant tax legislation, including the Excessive Interest and Financing Expenses Limitation rules and legislation for the Global Minimum Tax Act. The enactment had no material impact on the financial results of the Company for the twelve months ended December 31, 2024.
The following table illustrates the annual movement in the deferred tax valuation allowance:

	2024	2023
Beginning balance	$5,562	$5,876
Charged to income tax expense (recovery)	154,601	(388)
Changed to additional paid-in capital	5,390	—
Valuation Allowance Charged to discontinued operations	(5,143)	—
Charged (reduction) to OCI	(17,759)	22
Tax impact on outside basis difference in renewable assets	140,202	—
Reductions to other accounts	(959)	52
Ending balance	$281,894	$5,562
As of December 31, 2024, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:

Non-capital loss carryforward and credits	2025—2029	2030+	Total
Canada	$323	$671,622	$671,945
US	—	1,420,259	1,420,259
Total non-capital loss carryforward	$323	$2,091,881	$2,092,204
Tax credits	$2,349	$213,498	$215,847
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $1,042,117 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Other net losses
Other net losses consist of the following:

	2024	2023
Kentucky termination costs (a)	$—	$46,527
Acquisition-related settlement payment (b)	—	(11,983)
Securitization write-off (c)	—	63,495
Loss on redemption of subordinated unsecured long-term note	—	8,532
Other (d)	26,962	15,135
	$26,962	$121,706
(a)Kentucky termination costs
For the year ended December 31 2023, the Company incurred a loss related to the termination of the purchase agreement pursuant to which Liberty Utilities Co. had agreed to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. that includes $46,527 for the write-off of capitalized costs, which are primarily related to the implementation of an enterprise software solution. The remaining amount relates to the transaction costs, severance costs and other termination costs.
(b)Acquisition-related settlement payment
For the year ended December 31, 2023, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis acquisition. The Company also incurred legal fees of $831 in relation to this settlement.
(c)Securitization write-off
For the year ended December 31, 2023, the Company had write-off of $63,495 relating to the portion of additional securitization costs of Empire District Electric that were not allowed as per the Securitization Statute (note 7(a)).
(d)Other
For the year ended December 31, 2024, the other losses primarily consist of fees related to the remarketing of the Notes forming a component of the Green Equity Units of $4,355, write-down of certain regulatory assets of $5,722, severance costs and other miscellaneous write-downs, net of miscellaneous gains.
19.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral RSUs outstanding. Diluted net earnings per share are computed using the weighted average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 9(c)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Basic and diluted net earnings (loss) per share (continued)
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share is as follows:

	2024	2023
Net earnings (loss) from continuing operations attributable to shareholders of AQN	$65,303	$(14,443)
Series A Share dividend	5,789	4,586
Series D Share dividend	4,699	3,770
Net earnings (loss) from continuing operations attributable to common shareholders of AQN	54,814	(22,799)
Income (loss) from discontinued operations	(1,445,820)	43,117
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(1,391,006)	$20,318
Weighted average number of shares
Basic	731,721,239	688,738,717
Effect of dilutive securities	2,328,020	2,024,509
Diluted	734,049,259	690,763,226
The calculation of diluted shares for the year ended December 31, 2024 excludes 5,104,463 of potential incremental shares that may become issuable pursuant to outstanding securities of the Company as they are anti-dilutive. For the year ended December 31, 2023, the calculation of diluted shares excluded the potential impact of the Green Equity Units and 5,699,593 potential incremental shares that may become issuable pursuant to outstanding securities of the Company as they were anti-dilutive.
20.Segmented information
As a result of the classification of the Company’s former renewable energy group (excluding hydro) as discontinued operations during 2024, the Regulated Services Group is the only reportable operating segment of the Company. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile. However, management has elected to disclose the “Hydro Group” as a reportable operating segment, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewable Sale. Non-operating segments include the corporate activities of the Company, which are reported under the “Corporate Group”.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. Dividend income from Atlantica is reported and allocated under the Corporate Group. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship, and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company’s Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker (“CODM”). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)

	Year ended December 31, 2024
	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$2,228,642	$35,328	$—	$2,263,970
Other revenue	53,355	792	1,421	55,568
Fuel, power, water purchased and other cost of sales	594,116	213	—	594,329
Net revenue	1,687,881	35,907	1,421	1,725,209
Operating expenses	861,758	8,835	9,357	879,950
Depreciation and amortization	387,162	6,762	1,763	395,687
Loss on foreign exchange	—	—	3,483	3,483
Operating income (loss)	438,961	20,310	(13,182)	446,089
Interest expense	(191,733)	(915)	(170,928)	(363,576)
Income from long-term investments	33,444	19	101,434	134,897
Other expenses	(32,275)	9	(7,964)	(40,230)
Earnings (loss) before income taxes	$248,397	$19,423	$(90,640)	$177,180
Property, plant and equipment	$9,284,365	$136,759	$28,971	$9,450,095
Investments carried at fair value	2,058	—	—	2,058
Equity-method investees	38,113	—	—	38,113
Total assets (3)	12,927,864	152,355	185,902	13,266,121
Capital expenditures	$756,230	$6,600	$1,000	$763,830
(1) Regulated Services Group revenue includes $30,396 related to alternative revenue programs for the year ended December 31, 2024 that do not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $3,695,636.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)

	Year ended December 31, 2023
	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$2,315,722	$34,322	$—	$2,350,044
Other revenue	51,137	1,296	1,447	53,880
Fuel, power, water purchased and other cost of sales	742,974	530	—	743,504
Net revenue	1,623,885	35,088	1,447	1,660,420
Operating expenses	811,359	8,565	3,990	823,914
Depreciation and amortization	346,188	6,659	1,232	354,079
Asset impairment charge	—	—	1,481	1,481
Loss on foreign exchange	—	—	13,659	13,659
Operating income (loss)	466,338	19,864	(18,915)	467,287
Interest expense	(160,999)	(1,177)	(146,264)	(308,440)
Income (loss) from long-term investments	44,953	3	(128,891)	(83,935)
Other expenses	(121,146)	(5,271)	(10,610)	(137,027)
Earnings (loss) before income taxes	$229,146	$13,419	$(304,680)	$(62,115)
Property, plant and equipment	$8,945,637	$146,385	$34,751	$9,126,773
Investments carried at fair value	1,962	—	1,052,703	1,054,665
Equity-method investees	112,180	—	500	112,680
Total assets (2)	12,658,955	140,880	1,387,161	14,186,996
Capital expenditures	$740,768	$6,659	$1,232	$748,659
(1) Regulated Services Group revenue includes $32,839 related to alternative revenue programs for the year ended December 31, 2023 that do not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $4,186,965.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)
AQN operates in the independent utilities industry in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2024	2023
Revenue
United States	$1,852,407	$1,942,582
Canada	91,612	95,306
Other regions	375,519	366,036
	$2,319,538	$2,403,924
Property, plant and equipment
United States	$8,362,512	$7,900,250
Canada	328,452	460,200
Other regions	759,131	766,323
	$9,450,095	$9,126,773
Intangible assets
United States	$15,250	$15,028
Canada	252	275
Other regions	53,634	57,161
	$69,136	$72,464
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
21.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Commitments and contingencies (continued)
(a)Contingencies (continued)
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty CalPeco. The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 20 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. Trial on the remaining 2 lawsuits is currently scheduled for April 15, 2025. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172,300 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116,000 and WEMA of $56,300. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
(b)Commitments
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments, land easements and other commitments.
Detailed below are estimates of significant future commitments under these arrangements as of December 31, 2024:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$47,201	$12,311	$12,557	$12,805	$13,022	$116,796	$214,692
Natural gas supply and service agreements (2)	101,486	73,766	55,802	54,066	51,379	166,938	503,437
Service agreements	17,658	8,118	5,004	1,047	—	—	31,827
Capital projects	1,100	—	—	—	—	—	1,100
Land easements and other	3,226	3,238	3,300	3,363	3,427	77,724	94,278
Total	$170,671	$97,433	$76,663	$71,281	$67,828	$361,458	$845,334
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2024. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate adjustment mechanism.
(2)    Natural gas supply and service agreements: AQN’s natural gas distribution facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
22.Non-cash operating items
The changes in non-cash operating items consist of the following:

	2024	2023
Accounts receivable	$15,587	$3,863
Fuel and natural gas in storage	5,263	46,368
Supplies and consumables inventory	(7,147)	(48,539)
Income taxes recoverable	(1,974)	(2,889)
Prepaid expenses	11,526	(13,218)
Accounts payable, accrued liabilities and other	(58,556)	22,344
Current income tax liability	12,458	1,096
Net regulatory assets and liabilities	(116,595)	(95,361)
	$(139,438)	$(86,336)
23.Financial instruments
(a)Fair value of financial instruments

December 31, 2024	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$2,058	$2,058	$2,058	$—
Other receivables	688	578	—	578
Derivative instruments:
Interest rate swaps designated as a hedge	108,296	108,296	—	108,296
Commodity contracts for regulatory operations	170	170	—	170
Total derivative instruments	108,466	108,466	—	108,466
Total financial assets	$111,212	$111,102	$2,058	$109,044
Long-term debt	$6,207,040	$6,135,519	$1,922,563	$4,212,956
Convertible debentures	250	249	249	—
Derivative instruments:
Interest rate swaps designated as hedges	19,089	19,089	—	19,089
Commodity contracts for regulated operations	334	334	—	334
Total derivative instruments	19,423	19,423	—	19,423
Total financial liabilities	$6,226,713	$6,155,191	$1,922,812	$4,232,379

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$1,054,665	$1,054,665	$1,054,665	$—
Other receivables	726	611	—	611
Derivative instruments:
Interest rate swaps designated as a hedge	72,936	72,936	—	72,936
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854
Total derivative instruments	74,790	74,790	—	74,790
Total financial assets	$1,130,181	$1,130,066	$1,054,665	$75,401
Long-term debt	$7,500,155	$6,452,209	$1,824,103	$4,628,106
Convertible debentures	230	276	276	—
Derivative instruments:
Cross-currency swap designated as a cash flow hedge	5,547	5,547	—	5,547
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790
Commodity contracts for regulated operations	2,564	2,564	—	2,564
Currency forward contract designated as net investment hedge	6,779	6,779	—	6,779
Total derivative instruments	26,680	26,680	—	26,680
Total financial liabilities	$7,527,065	$6,479,165	$1,824,379	$4,654,786
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2024 and December 31, 2023 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (Level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (Level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's Level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company does not hold Level 3 financial instruments.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at December 31, 2024, the commodity volume, in dekatherms, associated with the above derivative contracts is 1,784,301.
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge held by continuing and discontinued operations:

	2024	2023
Effective portion of cash flow hedge	$79,381	$57,351
Amortization of cash flow hedge	(2,516)	(6,173)
Amounts reclassified from AOCI	(24,614)	8,309
OCI attributable to shareholders of AQN	$52,251	$59,487
The Company expects $4,176 of unrealized losses currently in AOCI to be reclassified, net of taxes, into investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $49,016 for the year ended December 31, 2024 (2023 - loss of $12,330) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation (continued)
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S. dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the consolidated statements of operations as loss on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment and is expected to be reclassified to profit and loss as part of the gains (losses) on disposition of the net investment in its Canadian subsidiary, which has been reclassified to discontinued operations. A foreign currency gain of $5,848 for the year ended December 31, 2024 (2023 - $6,976) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2024	2023
Amortization of cash flow hedge	$2,516	$6,173
Unrealized loss on commodity contracts	(1,687)	(1,609)
Gain on derivative financial instruments	$829	$4,564
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(c)Supplier financing programs (continued)
The roll forwards of the Company's outstanding obligations confirmed as valid under its supplier finance programs for the years ended December 31, 2024 and 2023, are as follows:

	2024	2023
Confirmed obligations outstanding at the beginning of the year	$62,173	$16,785
Invoices confirmed during the year	18,373	90,780
Confirmed invoices paid during the year	—	(45,392)
Confirmed obligations outstanding at the end of the year	$80,546	$62,173
24. Assets held for sale
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to LS Buyer. Subsequent to year-end, on January 8, 2025 the Company completed the Renewables Sale for proceeds of $2,092,764, after subtracting taxes, transaction fees and other preliminary closing adjustments.
The Renewables sale was classified as held for sale and as discontinued operations in the third quarter of 2024. No adjustments were made to the historical activity within the consolidated statements of comprehensive income (loss), consolidated statements of cash flows or the consolidated statements of changes in equity. Unless otherwise noted, the notes to these consolidated financial statements exclude amounts related to discontinued operations for all periods presented.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(a)Assets held for sale and associated liabilities
The following table presents the carrying values of the major classes of assets held for sale and liabilities associated with assets held for sale included in AQN’s consolidated balance sheets:

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
ASSETS HELD FOR SALE
Current assets
Cash and cash equivalents	$56,673	$31,091
Trade and other receivables, net	85,386	122,754
Supplies and consumables inventory	4,201	4,726
Prepaid expenses	8,622	16,140
Derivatives instruments	4,310	5,336
Other assets	7,321	7,261
	166,513	187,308
Non-current assets
Property, plant and equipment, net	3,219,776	3,390,677
Intangible assets, net	15,644	21,474
Long-term investments
Long-term investment carried at fair value	—	88,676
Other long-term investments	277,634	474,211
Derivative instruments	3,611	3,122
Deferred income taxes	—	6,907
Other assets	12,458	14,590
	3,529,123	3,999,657
Total assets held for sale	3,695,636	4,186,965

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE
Current liabilities
Accounts payable	$23,048	$30,005
Accrued liabilities	106,733	74,181
Other long-term liabilities	756	1,068
Derivative instruments	22,424	14,206
	152,961	119,460
Non-current liabilities
Long-term debt (a)	1,348,727	1,015,875
Deferred income taxes	—	12,638
Derivative instruments	98,513	69,990
Pension and other post-employment benefits obligation	228	157
Other long-term liabilities	126,866	155,655
	1,574,334	1,254,315

Total liabilities associated with assets held for sale	$1,727,295	$1,373,775
As of December 31, 2024, the non-controlling interests - tax equity partnership units balance is $700,302 (2023 - $715,333), the other non-controlling interests balance is $291,677 (2023 - $277,203), the non-controlling interest, held by related parties balance is $nil (2023 - $1,912) and the redeemable non-controlling interest balance is $5,000 (2023 - $5,000).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(b)Net income (loss) from discontinued operations
The following table presents the results of the discontinued operations, which are included in loss from discontinued operations, net of tax in AQN’s consolidated statements of operations:

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Revenue
Non-regulated energy sales	$276,083	$261,992
Other revenue	63,647	32,099
	339,730	294,091

Operating expenses	192,942	146,902
Non-regulated energy purchased	5,419	18,969
Depreciation and amortization	80,992	112,917
Asset impairment charge	—	22,011
Loss (gain) on foreign exchange	12,485	(5,300)
	$291,838	295,499
Operating income (loss) from discontinued operations	47,892	(1,408)
Interest expense	(55,369)	(45,216)
Income (loss) from long-term investments	(89,913)	371
Loss on derivative financial instruments	(130,665)	—
Loss on classification as held for sale	(1,357,343)	—
Other net losses	(49,164)	(11,183)
Pension and other post-employment non-service costs	(61)	(54)
Loss before income taxes	(1,634,623)	(57,490)
Income tax recovery	128,347	49,245
Loss from discontinued operations	(1,506,276)	(8,245)
Add: Net loss attributable to non-controlling interest	$60,456	$51,362
Net income (loss) from discontinued operations attributable to AQN	$(1,445,820)	$43,117
The Discontinued Operations’ held for sale assets include pre-tax impairments of $1,357,343 for the period ended December 31, 2024. The impairment was recorded to write-down the carrying amount of the property, plant and equipment based on the sale consideration. These losses were included in loss from discontinued operations, net of tax in AQN’s consolidated statements of operations. The impairment will be updated, if necessary, for any post-closing adjustments. In addition, hedge accounting was discontinued on all derivative financial instruments as the forecasted transactions being hedged are no longer probable. As a result, a loss of $94,593 was reclassified from accumulated other comprehensive income to Loss from Discontinued Operations, net of tax in AQN’s consolidated statements of operations as of December 31, 2024.
The consideration from the sale included an earn-out component, the fair value of which was determined based on the expected cash flows from certain wind assets. These future cash flows have been discounted to reflect their current present values and recorded as contingent consideration on the consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(c)Cash flows from discontinued operations
AQN has elected not to separately disclose discontinued operations on AQN’s consolidated statements of cash flows. The following table summarizes AQN’s cash flows from discontinued operations.

	Years ended December 31
	2024	2023
Cash flows provided by (used in)
Operating activities (1)	$121,295	$128,464
Investing activities	(196,028)	(225,108)
(1) For the year ended December 31, 2024, operating activities include net changes in non-cash operating items of $13,912 (2023 - $(779)).
(d)Long-term debt
Long-term debt classified as held for sale consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31,	December 31,
					2024	2023
Senior unsecured revolving credit facilities	—	2027	N/A		$180,712	$262,609
U.S. dollar borrowings
Senior secured project notes	5.75%	2025		$475,032	475,148	—
Canadian dollar borrowings
Senior unsecured notes (i)(ii)	3.75%	2027-2031	C$	1,000,000	692,832	753,266
					$1,348,692	$1,015,875
(i)Discontinuation of hedge accounting
The Canadian dollar debt within the Company’s former renewable energy group (excluding hydro) and the related cross-currency interest rate swaps were classified as held for sale. A C$700,000 portion of the Canadian dollar debt was hedged using cross-currency interest rate swaps that were designated as cash flow hedges. Hedge accounting was discontinued on the cross-currency interest rate swaps when the former renewable energy group (excluding hydro) was classified as held for sale as the forecasted transaction being hedged was no longer probable. As a result, a loss of $16,685, net of tax was recorded in loss from discontinued operations due to the reclassification of the cash flow hedge reserve from OCI into earnings.
(ii)Early extinguishment of debt
Subsequent to year-end, on January 7, 2025, the Renewable energy group announced its intent to extinguish its outstanding Canadian Senior unsecured notes of C$1,000,000 in full and repay all outstanding principal and accrued interest amounts as of the redemption date. The outstanding Canadian Senior unsecured notes were repaid in full on February 6, 2025.
25.Comparative figures
Certain of the comparative figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.